DC
NoAcT

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04041563

August 25, 2004

Mark R. Ziebell
Snell & Wilmer L.L.P.
1920 Main Street, Suite 1200
Irvine, CA 92614-7230

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/25/2004

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 17, 2004

Dear Mr. Ziebell:

This is in response to your letter dated June 17, 2004 concerning the shareholder proposals submitted to Peregrine Pharmaceutical by Christopher Smith, Susan Smith, and Christopher and Susan Smith, as joint tenants. We also have received a response from the proponents dated June 18, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Christopher C. and Susan C. Smith
P.O. Box 321
103 Cedar Street
Cornwall, PA 17016

704562

Snell & Wilmer
L.L.P.
LAW OFFICES

1920 Main Street, Suite 1200
Irvine, California 92614-7230
(949) 253-2700
Fax: (949) 955-2507
www.swlaw.com

Mark R. Ziebell (949) 253-4902
mziebell@swlaw.com

IRVINE, CALIFORNIA
PHOENIX, ARIZONA
TUCSON, ARIZONA
SALT LAKE CITY, UTAH
DENVER, COLORADO
LAS VEGAS, NEVADA

June 17, 2004

Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8(j) -- Exclusion of Stockholder Proposals

Dear Ladies and Gentlemen:

We represent Peregrine Pharmaceuticals, Inc., a Delaware corporation ("Peregrine" or "Company"). Peregrine intends to omit from its proxy materials for its 2004 Annual Meeting of Stockholders three stockholder proposals received from Mr. Christopher Smith and Mrs. Susan Smith which are described below. In our opinion, Peregrine has the right to omit the proposals. We respectfully request your concurrence and a letter from the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission ("Commission") stating that it will not recommend any action to the Commission if Peregrine omits the proposals from its proxy material.

SUMMARY

Peregrine intends to omit three stockholder proposals submitted by stockholders Mr. Christopher Smith and his wife, Mrs. Susan Smith. Mr. and Mrs. Smith originally submitted 5 proposals: three proposals on behalf of each of himself, his wife and a brokerage account held by Mr. and Mrs. Smith as joint tenants, and two back up proposals in the event Peregrine found just cause to exclude one or more of the first three proposals. However, after Peregrine notified Mr. and Mrs. Smith that their proposals violated the one proposal rule, Mr. and Mrs. Smith withdrew their two back-up proposals, but maintain they are entitled to submit the three remaining proposals. Peregrine may omit all three proposals under Rule 14a-8(c), the "one proposal" rule, because Mr. and Mrs. Smith, each a single proponent, are offering one proposal each, and one on behalf of their joint brokerage account. In the event the Division disagrees as to the applicability of the one proposal rule in this case, Peregrine may alternatively omit only the third proposal under the "one proposal rule" and the other two proposals for several other substantive reasons.

The first proposal ("Proposal 1") is submitted by Mr. Smith and requires expansion of the board of directors so that one-third of the total seats on the board of directors can be filled by appointments made by Peregrine's largest institutional investors. Proposal 1 is submitted by Mr. Smith.

Proposal 1 may be omitted as it is improper for shareholder action under Delaware law (Rule 14a-8(i)(1)); it violates Delaware and federal law (Rule 14a-8(i)(2)); it relates to the election of directors (Rule 14a-8(i)(8)); and Peregrine lacks the power and authority to implement it (Rule 14a-8(i)(6)).

The second proposal ("Proposal 2") mandates that Peregrine nominate fifty percent more candidates for the board of directors than there are available seats; post to its website requirements and procedures for shareholders to follow for the submission of nominees; individually list each nominee to the board on Peregrine's proxy requiring each shareholder to specifically denote for which candidates he or she is voting; and permit shareholders in attendance at the annual meeting of the shareholders to vote for candidates individually rather than as a group. Proposal 2 is submitted by Mrs. Smith.

Proposal 2 violates Rule 14a-8(i)(8) as it concerns an election to the company's board of directors; it further violates the one proposal rule; and two-thirds of it has been substantially implemented (Rule 14a-8(i)(10)).

The third proposal ("Proposal 3") requires Peregrine to revoke the authority of all company officials, including the CEO, board of directors and the compensation committee, to issue stock options to any and all officers or directors of Peregrine. Instead, Peregrine must submit award proposals to the shareholders as part of its annual proxy materials, which must detail the justification for the proposed awards. A majority of shares must approve any awards; broker non-votes would not be considered votes cast either in favor or against the proposals. Proposal 3 is submitted by the Smiths as joint tenants.

Proposal 3 may be omitted as it relates to Peregrine's ordinary business operations (Rule 14a-8(i)(7)); it is improper for shareholder action under Delaware law (Rule 14a-8(i)(1); it violates state law (Rule 14a-8(i)(2)); and it alone violates the one proposal rule.

Peregrine's 2004 Annual Meeting of Stockholders is scheduled for October 25, 2004. Peregrine currently intends to file definitive 2004 proxy materials with the Commission on or about September 6, 2004. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Six (6) copies of this letter and its attachments are enclosed pursuant to Rule

14a-8(j) of the Exchange Act. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed to Mr. and Mrs. Smith individually, informing them of Peregrine's intention to omit the proposals from its 2004 proxy materials.

BACKGROUND

On Monday, May 3, Peregrine received an e-mail from Mr. Smith attached to which were a cover letter dated May 2, 2004, and five shareholder proposals being submitted on behalf of Mr. and Mrs. Smith for inclusion in Peregrine's proxy materials for its 2004 Annual Meeting of Stockholders. A copy of the e-mail, cover letter and proposals are attached as "Exhibit A." As originally submitted, the submission actually contained five proposals in violation of Rule 14a-8(a)(4) under the Exchange Act. Peregrine responded to Mr. and Mrs. Smiths' submissions on May 14, 2004 via e-mail and Federal Express, advising Mr. and Mrs. Smith of the violation of the "one proposal" rule as required by Rule 14a-8(f), requesting the required documentation of their shareholdings, and informing them of the fourteen-day response period as required by the rule. A copy of Peregrine's response is attached as "Exhibit B." Peregrine advised Mr. and Mrs. Smith that they were only entitled to submit two proposals, as the couple's joint account did not constitute a third stockholder.

Mr. and Mrs. Smith timely responded, withdrawing two proposals and providing appropriate ownership documentation, together with a cover letter dated May 26, 2004, which are attached as "Exhibit C." As part of the response, Mr. and Mrs. Smith produced three letters from Ameritrade and Morgan Stanley, respectively, confirming share ownership in three brokerage accounts, one for the benefit of Mr. Smith individually, another for the benefit of Mrs. Smith individually, and the third for the benefit of them both as joint tenants.

Mr. and Mrs. Smith continue to maintain that they are entitled to submit a proposal on behalf of their brokerage account that they hold as joint tenants, in addition to the two proposals each of them submitted individually. In their cover letter, the Smiths have demanded that the Division make a decision on whether their joint account is entitled to submit a proposal based on the State of Delaware's purported recognition of tenancies by the entirety. In Mr. Smith's words, "I require the [C]ommission to rule based upon the following Delaware state law. [Peregrine] is incorporated in the state of Delaware and must adhere to the property laws of the state. Delaware explicitly differentiates between sole ownership and joint ownership of property, including real estate, bank and brokerage accounts, especially when a husband and wife own the joint property. Joint property owned by a husband and wife in Delaware (and Pennsylvania) is afforded unique ownership protection under the law by what is known as 'tenancy by the entireties' [sic]. Since the state of Delaware recognizes our ownership in [Peregrine] as 3 distinct and unique owners, [Peregrine] and the SEC must also recognize these three accounts as separate and unique shareholders, thus, a shareholder proposal submitted under our joint account must also be accepted."

DISCUSSION

Peregrine intends to exclude all three proposals submitted by the Smiths from its proxy statement and form of proxy for its year 2004 Annual Meeting of Stockholders. The proposals may be excluded under Rule 14a-8(c), the Commission's "one proposal" rule (each shareholder may submit no more than one proposal per shareholders meeting). Alternatively, Proposals 1, and 2 may be omitted under multiple substantive bases, and Proposal 3 itself may be omitted pursuant to the "one proposal" rule.

I. All Proposals May Be Omitted As A Violation Of The Commission's "One Proposal" Rule (Rule 14a-8(c)).

While there are numerous problems with Mr. and Mrs. Smiths' assertions of law (e.g., the property laws of the state in which they live -- not Delaware law - would likely govern the terms of their property ownership; they hold the brokerage account as joint tenants -- not as a tenancy by the entirety, etc.), the Division has made very clear that the use of various forms of joint ownership will not be allowed to circumvent or defeat the "one proposal" rule. Proposals 1, 2 and 3 may be excluded by reason of Rule 14a-8(c), which permits each stockholder no more than one proposal for each particular stockholders' meeting. In adopting the one proposal rule, the Division stated, "[The one proposal] limitations will apply collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants)." The Division further noted the "possibility that some proponents may attempt to evade the rule's limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names." Exchange Act Release No. 34-12999 (November 22, 1976) ("Release 12999"). See also Dominion Resources, Inc. (February 24, 1993), and Jefferson-Pilot Corporation (March 12, 1992). The Division has interpreted Rule 14a-8(c) (formerly Rule l4a-8(a)(4)) to permit exclusion of all of a group of multiple proposals submitted by related parties when circumstances show that "one proponent is the 'alter ego' of another proponent or that one proponent possesses 'control' over the shares owned of record, or beneficially, by another proponent." Jefferson-Pilot Corporation (supra) (citing Trans World Corp. (February 5, 1981). *See also* Spartan Motors (March 12, 2001); Banc One Corporation (February 2, 1993); Occidental Petroleum Corporation (March 27, 1984).

There can be no doubt that Mr. and Mrs. Smith, and each of them, are in control of their joint brokerage account. By submitting a third proposal on behalf of their joint account, each of them has attempted to circumvent the one proposal per stockholder limitation. They have been given an opportunity to reduce the number of proposals submitted, and still failed to abide by the one proposal limitation. Accordingly, all three of their proposals should be excluded from Peregrine's 2004 proxy materials. We believe it is appropriate to consider Mr. and Mrs. Smith each a single proponent limited to one proposal each for purposes of Rule 14a-8(c). Therefore, we request the Division to concur that pursuant to Rule 14a-8(c), Peregrine may exclude the entire group of proposals.

II. Proposal 1 May Be Omitted as It is Improper for Stockholder Action under State Law (Rule 14a-8(i)(1)); It Violates State and Federal Law (Rule 14a-8(i)(2)); It Relates to the Election of Directors (Rule 14a-8(i)(8)); and Peregrine Lacks the Power/Authority to Implement (Rule 14a-8(i)(6)).

The substantive portions of Proposal 1 follow:

> "1. A number of seats on the board of directors equal to one-third of the total will be reserved for directors assigned by institutional holders of the company stock.
>
> 1a. Directors seated in this manner will be viewed as having equal voting authority and stature to all other board members. No actions may be taken by the board of directors to minimize or limit the voting authority of stature of these directors.
>
> 1b. The company will pay no salary to directors who are seated under this procedure. However, such directors will be entitled to equal pay and expense reimbursement for attending board meetings and performing other duties as required as a member of the board of directors.
>
> 2. An institutional investor may be awarded the opportunity to assign only one seat on the board of directors each year.
>
> 3. In order for an institutional investor to qualify for representation on the board of directors, they must be represented at the stockholder meeting. They must bring with them certification as to the number of shares which they currently hold and the name and qualifications of the individual they wish to have seated on the board of directors. Obviously, institutional investor may choose not to participate in this program.
>
> 3a. An individual whom an institutional investor desires to seat on the board of directors may not be a direct employee of the institutional investor. However, since the company will not pay this individual for sitting on the board of directors, the institutional investor may appropriately compensate the individual for accepting to serve as their representative.

> 4. At the stockholders meeting, each of the largest institutional investor(s) in order by size of current stock holding will be awarded one seat until the total number of seats available for institutional representation are filled.
>
> 5. Individuals who are seated on the board of directors in this manner will serve a one-year term beginning immediately after assignment during the stockholder meeting and ending at the time of the following year's stockholder's meeting."

Proposal 1 is flawed on many levels. Mr. Smith does not indicate how many additional seats on the board would be added (currently there are four seats on Peregrine's board of directors), only that one-third would be allocated to institutional investor appointees. Mr. Smith does not require a minimum amount of stockholdings, leaving open the possibility that the largest institutional investors could have minimal shareholdings in Peregrine, and yet the power to appoint one-third of Peregrine's board of directors. According to the NASDAQ Stock Market, as of March 31, 2004, approximately 15.8% of Peregrine's outstanding common stock is held by more than 60 institutional investors, and these numbers are in constant flux. There is no way to know if institutional investors would even be interested in participating in such a program. Moreover, institutional investors already have access to the director nomination process as do all stockholders.

Proposal 1, if adopted, would be mandatory as it affects the Company and thereby violates Rule 14a-8(i)(1). This exclusion is intended to allow the omission of proposals that under the corporate law of an issuer's state of incorporation may be initiated only by the board of directors, are committed to board discretion, or otherwise ignore the statutory role of directors by proposing direct adoption of an action. Release 12999. Implementation of the proposal would involve matters not appropriate for stockholder action. Directors are *elected* by the stockholders at an annual meeting of the stockholders. Delaware General Corporation Law ("DGCL") § 211(b). Unless otherwise provided by a company's certificate of incorporation, each share of stock carries with it one vote. DGCL § 212(a). By allowing the largest institutional investors to appoint one-third of Peregrine's directors without regard to their stockholders, in effect the proposal eliminates the right of all stockholders to vote for all of the members of the Company's Board of Directors. Further, the proposal has the effect of giving the institutional investors more than one vote per share with respect to the election of directors. Accordingly, Peregrine's certificate of incorporation would have to be amended to provide for such an appointment process. DGCL § 242 only permits amendment of a corporation's certificate of incorporation where the *board of directors* proposes the amendment and declares its advisability to the stockholders.

Further, although different classes of stock may carry different voting rights, votes must be uniform with respect to the shares of the same class. *See Providence & Worcester Co. v. Baker*, 378 A.2d 121, 123 (Del. 1977). In other words, if the largest institutional investors held the same class of stock (i.e., common stock) as the other stockholders voting in an election of directors, the institutional investors' shares could not carry more votes than other shares without violating the DGCL. Thus, in order to give institutional investors the number of votes necessary to elect one-third of the board, Peregrine would have to create an additional class of securities that voted separately from common stockholders, and issue those shares to institutional investors (the mix of which is continuously changing). Additional classes of stock may only be created through an amendment to the certificate of incorporation, which, as discussed above, requires proper board action under DGCL § 242. Further, all stock issuances must be authorized by the board of directors by virtue of DGCL § 151. *See e.g., Liebermann v. Frangiosa*, 844 A.2d 992 (Del. Ch. 2002).

As a violation of Rule 14a-8(i)(1), Proposal 1 would also violate Rule 14a-8(i)(2), since a proposal that is not a proper subject for stockholder action violates state law and Rule 14a-8(i)(6), since a company does not have the power to effectuate a proposal if it is not a proper subject for stockholder action.

Proposal 1 is also impossible to implement, thereby violating Rule 14(a)-(i)(6), because it would apparently require all stockholders other than the institutional investors with the right to assign the proposed directors to refrain from voting with respect to such board seats. By allowing the largest institutional investors to appoint one-third of Peregrine's directors without regard to their stockholdings, the proposal is advocating an election procedure with respect to the election of such directors which requires the "abstention" of all other stockholders. The proposal also has the effect of eliminating the right of all stockholders to vote for all of the members of the board of directors. *See, e.g.,* Student Loan Corporation No Action Letter (March 8, 1999). Due to the foregoing, this proposal is beyond the Company's power to implement.

Proposal 1 also violates Rule 14a-8(i)(8). Proposal 1 clearly relates to an election to Peregrine's board of directors. Mr. Smith proposes to permit institutional investors to elect one-third of the board. As the SEC has stated, "the principal purpose of this grounds for exclusion is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." Exchange Act Release No. 12,598, 1976 SEC LEXIS 1290 (July 7, 1976). Allowing institutional investors the ability to appoint certain directors permits them to circumvent the entire nomination and election process. Finally, the federal proxy rules set forth rules and procedures which must be complied with by any stockholder seeking to have any candidate elected as a director. If the Proposal is enacted, stockholders would, in effect, be given an opportunity to place a candidate on the board without complying with, and, as such, in contravention of, such rules. *See, e.g.,* Kmart Corporation No

Action Letter (March 23, 2000). To that extent, Proposal 1 violates Rule 14a-8(i)(8) and further violates Rule 14a-8(i)(2) as a violation of law.

III. Proposal 2 May Be Omitted as It Relates to the Election of Directors (Rule 14a-8(i)(8)); It Further Violates the One Proposal Rule; and It is Substantially Implemented (Rule 14a-8(i)(10)).

Proposal 2 states:

> "Introduction. This proposal is designed to provide individual stockholders with more options in the selection and election of individuals to serve on the company's board of directors.
>
> 1. The company must nominate at least fifty percent more candidates for the board of directors than seats on the board.
>
> 1a. Currently there are four members on the board of directors; therefore this proposal would cause the company to nominate six individuals for stockholder consideration.
>
> 1b. The company retains the right to communicate to the shareholders which specific candidates the company desires to sit on the board of directors.
>
> 2. The company must document and make public to stockholders, by posting on the company website, requirements and procedures for stockholders (or stockholder groups) to follow for the submission of stockholder nominees for the board of directors. This must be done immediately and would be effective for the election of directors during the annual stockholders meeting to be held in 2005 and future years.
>
> 3. The proxy statement sent to stockholders for director voting must list all appropriately nominated director candidates individually, instead of as a group. The voter must denote on the proxy each individual for which they are voting to serve on the board, up to the number of seats available. The same individual selection of board members must be afforded to those individuals who will cast their ballot in person at the stockholders meeting.
>
> Why Stockholder is Asking for Your Approval. Stockholders today are not given a 'true' option in regards to exercising their voting rights in the election of directors. In the past, the company

> presents only four nominees to fill the four director openings. The company recommends these four members and forces stockholders to vote for the four nominees as a group on the proxy. Currently a vote to 'withhold authority' is a meaningless vote. This proposal will provide all stockholders with a real choice and a meaningful vote whereby they can truly impact the make-up of the board of directors of the company.

Proposal 2 is excludable pursuant to Rule 14a-8(i)(8) because it relates to election for membership on Peregrine's Board of Directors. The Division has consistently applied that provision to allow companies to exclude proposals which attempt to use Rule 14a-8's mechanisms to cause contested elections of directors, rather than establishing procedures for nomination or qualification generally.

Exclusion of the proposal is also consistent with a long line of no-action letters in which the Division has held that companies may exclude shareholder proposals seeking to effect director "election contests." For example, in Storage Technology Corp. (March 11, 1998), the Division allowed the company to exclude a proposal under Rule 14a-8(c)(8) (re-designated as Rule 14a-8(i)(8) in the 1998 amendments to Rule 14a-8) that would have required the company to amend its charter documents to permit shareholders (in groups of three) to include their own nominees to the board in the company's proxy materials. The Division also permitted exclusion of similar shareholder proposals in Unocal Corp. (February 8, 1991) and Amoco Corp. (February 14, 1990) because they could result in contested elections for individual director vacancies. More recently, in Toys "R" Us, Inc. (April 3, 2000) and Kmart Corp. (March 23, 2000), the Staff allowed to be excluded proposals that would have required the company to include a non-management candidate for election to the board of directors and develop a system to advance the candidacy of that non-management candidate. Even more recently, and despite attempts by the proponent there to classify the shareholder proposal as a "corporate governance measure," in United Road Services, Inc. (May 5, 2000) the Staff permitted exclusion of a proposal that would have required shareholder-nominated candidates for the Board of Directors to be listed in the company's proxy statement. The Staff concluded that the proposal "would establish a procedure that may result in contested elections of directors."

While we recognize that the Division did no grant a no action request in the context of the nomination of additional candidates for election to the board where such additional candidates were to be nominated by the board itself rather than shareholders or other parties (see General Electric Company (January 12, 2001)), Mrs. Smith's proposal is distinguishable in that "[t]he company retains the right to communicate to the shareholders which specific candidates the company desires to sit on the board of directors." Her proposal thus ensures a contested election for directors by permitting the board to support certain candidates and not others, and causes the board to object to its own nominees. Accordingly, Proposal 2 is excludable as it violates Rule 14a-8(i)(8).

Proposal 2 may also be excluded under Rule 14a-8(i)(10) on the grounds that Peregrine has already substantially implemented two-thirds of the proposal. Requirements and procedures for stockholders (or stockholder groups) to follow for the submission of stockholder nominees for the board of directors are available on Peregrine's website at http://www.peregrineinc.com/media/pdf/ncc.pdf as an exhibit to its Nominating Committee Charter, which is also attached as "Exhibit D." In addition, Peregrine's proxy card permits each stockholder the opportunity to vote for or withhold authority for each individual nominee, in full compliance with Rule 14a-4. See "Exhibit E." Thus, Proposal 2 is excludable under Rule 14a-8(i)(10).

Proposal 2 also internally violates the one proposal rule. While facially tied together under the theme of giving shareholders more options in elections, Proposal 2 contains three distinct proposals: (1) additional board appointed nominees, (2) making accessible to shareholders information concerning the nomination process, and (3) individual listing of nominees on proxy materials.

IV. Proposal 3 May Be Omitted as It Relates to Peregrine's Ordinary Business Operations (Rule 14a-8(i)(7)); It is Improper for Shareholder Action under Delaware Law (Rule 14a-8(i)(1)); It Violates Delaware Law (Rule 14a-8(i)(2)); and It Violates the One Proposal Rule.

Proposal 3 states:

> Introduction. This proposal is designed to force stockholder approval of all stock options and warrants issued to members of the company's board of directors and officers of the company.
>
> The Proposal Details
>
> 1. Revoke from all company officials, representatives and committees, including the CEO, board of directors and the compensation committee, the authority to issue stock options and/or warrants to any and all officers of the company and directors of the company.
>
> 2. The company is permitted each year to submit multiple proposals for stockholder approval to reward the officers and directors of the company with stock options and/or warrants based upon performance.
>
> 2a. These company proposals must appear on proxy material for vote by all stockholders of record.

> 2b. The board of directors must approve each of these company proposals.
>
> 2c. Each proposal must detail the desired recipient(s) of the stock options or warrants, the quantity of the stock options or warrants and the performance of the recipient(s) over the past year that merits consideration for such a reward.
>
> 3. Approval of a proposal to issue stock options and/or warrants to an officer or director of the company requires the affirmative vote of a majority of votes cast. Broker non-votes will not be treated as votes cast for purposes of determining approval of such proposal and will not be counted as votes for or against such proposal.
>
> Why Stockholder is Asking for Your Approval. This proposal is designed to eliminate the unjustified issuance of stock options to those individuals who have not earned such a reward. I have the utmost confidence in the stockholders of this company to reward performance that is beneficial to the stockholders of the company. It is long past time to stop the issuance of stock options to officers and directors of the company for performance which has not benefited stockholders and which stockholders have not been informed of the justification for the issuance of such rewards.

Proposal 3 intends to "revoke from all company officials, representatives and committees, including the CEO, board of directors and the compensation committee, the authority to issue stock options and/or warrants to any and all officers of the company and directors of the company." Under Delaware law, *only* the board of directors, or a committee thereof, has the authority to issue stock options. DGCL § 151; s*ee Liebermann,* 844 A.2d 992. As a violation of Rule 14a-8(i)(1), Proposal 3 would also violate Rule 14a-8(i)(2), since a proposal that is not a proper subject for shareholder action violates state law, and Rule 14a-8(i)(6), since a company does not have the power to effectuate a proposal if it is not a proper subject for shareholder action.

Proposal 2 also violates Rule 14a-8(i)(7) because it relates to Peregrine's ordinary business operations. First, an evaluation of the performance of senior management is the job of the board, and it involves many factors outside of the average stockholder's competence. One of the primary considerations in adopting Rule 14a-8(i)(7) "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Exchange Act Release No. 40,018, 1998 SEC LEXIS 1001 (May 21, 1998).

While we appreciate Mr. Smith's confidence in the stockholders of Peregrine, it is doubtful that executive employment candidates will feel the same. If implemented, this proposal would undoubtedly limit Peregrine's ability to hire and promote qualified executives, which is exactly the reason for Rule 14a-8(i)(7). Executive compensation packages vary widely company to company, and frequently include equity components. Proposal 3 would effectively tie the board's hands by preventing it from being able to retain and hire qualified senior executives, as such employment candidates would be forced to endure the proxy process in order to receive any equity compensation. Given the volatility of markets, few qualified executives would be willing to wait around to know what compensation they might end up.

Finally, as discussed under Part I above, Rule 14a-8(c) permits each stockholder no more than one proposal for each particular stockholders' meeting. If the Division should conclude that Peregrine may not omit all three proposals due to the Smith's violation of the "one proposal" rule, as discussed under Part I above, Peregrine at a minimum is entitled to exclude the third proposal because each of Mr. Smith and Mrs. Smith, individually, possess control over the shares held in the joint account, upon which the Smiths rely to argue that they are three stockholders. *Spartan Motors* makes it clear that the third proposal may be omitted because the individuals who control the shares in the joint account, which has been proffered as the third stockholder, have already submitted individual proposals.

CONCLUSION

We believe Peregrine may omit Proposals 1, 2 and 3 from its 2004 proxy materials as each of Mr. and Mrs. Smith violated the one proposal rule by submitting Proposal 3 on behalf of their joint brokerage account in addition to the proposals they submitted individually. Mr. and Mrs. Smith were informed of this violation, given the opportunity to cure their violation, and yet still failed to conform to the requirements of the proxy rules. As such, we request the Division's concurrence that all three proposals may be excluded from Peregrine's proxy materials. In the event the Division disagrees with our interpretation of the one proposal rule, there are numerous substantive bases to exclude each of the proposals as well.

We respectfully request your advice in this matter. Thank you in advance for your assistance.

Very truly yours,

Snell & Wilmer

Mark R. Ziebell

MRZ:jlm

Enclosures

cc: Mr. Christopher Smith and Mrs. Susan Smith (via Federal Express, w/encl)
PO Box 321
103 Cedar Street
Cornwall, PA 17106

A

-----Original Message-----
From: Christopher Smith [mailto:csphoto@comcast.net]
Sent: Monday, May 03, 2004 1:56 PM
To: Paul Lytle
Cc: Linda Sutake
Subject: Stockholder Proposals

Mr. Lytle,

Please see attached cover sheet and individual proposals which I am submitting on my behalf and that of my wife's.

Please confirm receipt of this email and 6 attachments in total (cover sheet and 5 individually numbered proposals). If you are missing the attachments or if further information or documentation is required for this submission to be considered complete, please contact me immediately with the appropriate details so that I can get the information to you.

Thanks

Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

May 2, 2004

To: Mr. Paul J. Lytle
Chief Financial Officer and Corporate Secretary
Peregrine Pharmaceuticals, Inc.

Sir,

Enclosed are 5 shareholder proposals. They are numbered 1 through 5 and are to be considered in that sequence. It is our firm belief that I, Christopher Smith and my wife, Susan Smith have the right to submit a total of 3 stockholder proposals.

1. One proposal is being submitted for stock held in an Ameritrade IRA account in the name of Christopher C. Smith. These holdings include over 55,000 shares of Peregrine Pharmaceuticals, held continuously since March of 2001. At least $2000.00 of company stock will be held in this account until the annual stockholders meeting in accordance with appropriate stockholder proposal requirements.

2. One proposal is being submitted for stock held in a Morgan Stanley IRA account in the name of Susan C. Smith. These holdings include 4950 shares of Peregrine Pharmaceuticals, held continuously since prior to January of 2001. At least $2000.00 of company stock will be held in this account until the annual stockholders meeting in accordance with appropriate stockholder proposal requirements.

3. One proposal is being submitted for stock held in an Ameritrade account under the joint ownership of Christopher C. Smith and Susan C. Smith. These holdings include a quantity of over 50,000 shares of Peregrine Pharmaceuticals, held continuously since prior to April of 2003. At least $2000.00 of company stock will be held in this account until the annual stockholders meeting in accordance with appropriate stockholder proposal requirements.

If the company can find just cause to eliminate any of the first 3 proposals from appearing in the company's proxy materials, then the eliminated proposal(s) shall be replaced for consideration in sequence with the fourth and then the fifth submitted proposal.

We are fully prepared to submit account statements in order to verify stock ownership.

Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

Susan C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016

Stockholder Proposal #1

Expand Board of Directors to Include Directors Assigned By Largest Institutional Investor(s)

Introduction

This proposal will allow the institutional investors holding the largest number of shares of company stock at the time of the annual stockholders meeting to assign representation to the board of directors. The board of directors will be expanded from its current number to accommodate this new representation.

The Proposal Details

1. A number of seats on the board of directors equal to one-third of the total will be reserved for directors assigned by institutional holders of the company stock.

   1a. Directors seated in this manner will be viewed as having equal voting authority and stature to all other board members. No actions may be taken by the board of directors to minimize or limit the voting authority of stature of these directors.

   1b. The company will pay no salary to directors who are seated under this procedure. However, such directors will be entitled to equal pay and expense reimbursement for attending board meetings and performing other duties as required as a member of the board of directors.

2. An institutional investor may be awarded the opportunity to assign only one seat on the board of directors each year.

3. In order for an institutional investor to qualify for representation on the board of directors, they must be represented at the stockholder meeting. They must bring with them certification as to the number of shares which they currently hold and the name and qualifications of the individual they wish to have seated on the board of directors. Obviously, institutional investor may choose not to participate in this program.

3a. An individual whom an institutional investor desires to seat on the board of directors may not be a direct employee of the institutional investor. However, since the company will not pay this individual for sitting on the board of directors, the institutional investor may appropriately compensate the individual for accepting to serve as their representative.

4. At the stockholders meeting, each of the largest institutional investor(s) in order by size of current stock holding will be awarded one seat until the total number of seats available for institutional representation are filled.

5. Individuals who are seated on the board of directors in this manner will serve a one-year term beginning immediately after assignment during the stockholder meeting and ending at the time of the following year's stockholder's meeting.

Why Stockholder is Asking for Your Approval

It is my belief that large institutional investors have the resources, contacts and the motivation to insure that their significant investment in this company is being appropriately managed and grown. By providing an opportunity for these institutional investors to become more involved in the management of their investment, the expected result is that all stockholders will benefit. The benefit should manifest itself in increased institutional investment in the company, a more stable stock price and a board of directors that will be more accountable to the interests of all stockholders.

Stockholder Proposal #2

Modification of Procedures for the Election of Directors

Introduction

This proposal is designed to provide individual stockholders with more options in the selection and election of individuals to serve on the company's board of directors.

The Proposal Details

1. The company must nominate at least fifty percent more candidates for the board of directors than seats on the board.

   1a. Currently there are four members on the board of directors; therefore this proposal would cause the company to nominate six individuals for stockholder consideration.

   1b. The company retains the right to communicate to the shareholders which specific candidates the company desires to sit on the board of directors.

2. The company must document and make public to stockholders, by posting on the company website, requirements and procedures for stockholders (or stockholder groups) to follow for the submission of stockholder nominees for the board of directors. This must be done immediately and would be effective for the election of directors during the annual stockholders meeting to be held in 2005 and future years.

3. The proxy statement sent to stockholders for director voting must list all appropriately nominated director candidates individually, instead of as a group. The voter must denote on the proxy each individual for which they are voting to serve on the board, up to the number of seats available. The same individual selection of board members must be afforded to those individuals who will cast their ballot in person at the stockholders meeting.

Why Stockholder is Asking for Your Approval

Stockholders today are not given a 'true' option in regards to exercising their voting rights in the election of directors. In the past, the company presents oniy four nominees to fill the four director openings. The company recommends these four members and forces stockholders to vote for the four nominees as a group on the proxy. Currently a vote to 'withhold authority' is a meaningless vote. This proposal will provide all stockholders with a real choice and a meaningful vote whereby they can truly impact the make-up of the board of directors of the company.

Stockholder Proposal #3

New Procedure for Granting Stock Options or Warrants To Directors and Officers of the Company

Introduction

This proposal is designed to force stockholder approval of all stock options and warrants issued to members of the company's board of directors and officers of the company.

The Proposal Details

1. Revoke from all company officials, representatives and committees, including the CEO, board of directors and the compensation committee, the authority to issue stock options and/or warrants to any and all officers of the company and directors of the company.

2. The company is permitted each year to submit multiple proposals for stockholder approval to reward the officers and directors of the company with stock options and/or warrants based upon performance.

   2a. These company proposals must appear on proxy material for vote by all stockholders of record.

   2b. The board of directors must approve each of these company proposals.

   2c. Each proposal must detail the desired recipient(s) of the stock options or warrants, the quantity of the stock options or warrants and the performance of the recipient(s) over the past year that merits consideration for such a reward.

3. Approval of a proposal to issue stock options and/or warrants to an officer or director of the company requires the affirmative vote of a majority of votes cast. Broker non-votes will not be treated as votes cast for purposes of determining approval of such proposal and will not be counted as votes for or against such proposal.

Why Stockholder is Asking for Your Approval

This proposal is designed to eliminate the unjustified issuance of stock options to those individuals who have not earned such a reward. I have the utmost confidence in the stockholders of this company to reward performance that is beneficial to the stockholders of the company. It is long past time to stop the issuance of stock options to officers and directors of the company for performance which has not benefited stockholders and which stockholders have not been informed of the justification for the issuance of such rewards.

Stockholder Proposal #4

Require Timely Filings of the Company's 10K and 10Q Earnings Statements

Introduction

This proposal is designed to require the company to provide more timely information to its stockholders by requiring the company to file it's 10K and 10Q earnings statements within specific timeframes.

The Proposal Details

1. The company is required to implement all procedures necessary to be able to file its 10K and 10Q earnings statements within the following designated timeframes:

   1a. The company's 10K earnings statement must be filed with the Security and Exchange Commission within forty-five-calendar days after the end of the company's fiscal year.

   1b. The company's 10Q earnings statements must be filed with the Security and Exchange Commission within twenty-one-calendar days after the end of the company's non-year-end fiscal quarters.

Why Stockholder is Asking for Your Approval

For the size of the company, the company takes an excessive amount of time to produce its earnings reports. Since these types of filings are the major way in which the company currently communicates to its stockholders, it is increasing important to the company's stockholders to receive this information from the company in a more timely fashion.

Stockholder Proposal #5

Require Conference Calls with Stockholders in Conjunction With Filing of Earnings Statements

Introduction

This proposal is designed to require the company to communicate to the stockholders through conference calls.

The Proposal Details

1. The company is required to hold a conference call for its stockholders within 5 calendar days from the day of the company's filing of its 10K and 10Q earnings statements with the Security and Exchange Commission.

2. The company is required to hold at least four conference calls per calendar year.

3. The company's CEO will host the conference call. If for some unforeseen circumstance the CEO is unavailable, the company's CFO or a director of the company may host the conference call.

4. The conference call will last at least 60 minutes.

5. The conference call will consist of a statement of the company's accomplishments over the previous quarter and the company's goals for the current quarter.

6. Stockholders will be given the opportunity to talk to the company's representative and ask questions.

Why Stockholder is Asking for Your Approval

Previously the company has held conference calls to keep stockholders informed of the company's business plans and progress. These conference calls have not been regularly held of late. Conference calls are an effective means by which individual stockholders can have access to company officials and gather information about their investment. Conference calls should be held at regular intervals.

B

Peregrine Pharmaceuticals, Inc.

May 14, 2004

VIA E-MAIL AND FEDERAL EXPRESS
csphoto@comcast.net

Mr. Christopher C. Smith
Mrs. Susan C. Smith
P.O. Box 321
103 Cedar Street
Cornwall, PA 17016

Dear Mr. & Mrs. Smith:

We are in receipt of the five proposals you have submitted for inclusion in the proxy statement of Peregrine Pharmaceuticals, Inc. for its upcoming stockholders' meeting currently planned for October 25, 2004.

As you are aware, Rule 14a-8 contains various eligibility and procedural requirements which stockholders must follow if they wish to include a proposal in our proxy materials. In this regard, please note the following:

1. Since the securities in question are held in street name, you must submit a written statement from the record holder of the securities verifying that you have owned the securities continuously for one year as of the time you submitted the proposal. Copies of account statements are not sufficient.

2. You have indicated that each of you have individual brokerage accounts, and that you have a joint account. Please note that under the Securities and Exchange Commissions no action letters, the joint account does not constitute a separate shareholder.

3. You have submitted to the company five proposals. Please note that Rule 14a-8 provides that each shareholder may submit one proposal. There is no authority for submitting back-up proposals to replace a proposal which is excluded based on one of the substantive reasons allowed by the Rule. As such, you may submit two proposals, which we assume are the proposals you have identified as Proposal 1 and Proposal 2.

Please note that Rule 14a-8(f) requires that you respond to this letter within 14 calendar days of receiving this letter.

Please provide the information with the accompanying statement in response to no. 1 above to:

> Peregrine Pharmaceuticals, Inc.
> Attn: Paul Lytle
> 14272 Franklin Avenue, Suite 100
> Tustin, CA 92780

Thank you for your interest in and support of Peregrine Pharmaceuticals, Inc.

Sincerely,

Paul Lytle
Chief Financial Officer
Corporate Secretary

cc: Board of Directors, Peregrine Pharmaceuticals, Inc.
Mark Ziebell, Esq., Snell & Wilmer L.L.P.

(C)

Linda Sutake

From: Christopher Smith [csphoto@comcast.net]
Sent: Wednesday, May 26, 2004 12:31 PM
To: Paul Lytle
Cc: Linda Sutake
Subject: Re: Stockholder Proposals

Dear Mr. Lytle,

This email shall confirm the receipt of your email dated May 14, 2004 and one attachment, the hardcopy document was received May 17.

I have attached our (my wife and I) response along with the proof of ownership documentation you required and copies of the stockholder proposals which we continue to pursue.

I apologize for not having this information to you sooner, you can not imagine the level of incompetence I have encountered while trying to get the appropriate documentation from Ameritrade. As a matter of fact, the letter from Ameritrade dealing with our joint account is still not correct. The number of shares should be approximately 67,000 yet they have it listed as 4096. This number of shares, although incorrect, should meet the appropriate requirements as of the date of original submission, May 3, 2004. However, I hope to have a corrected letter in my hands by tomorrow which I will scan and send you a soft copy and will then follow-up by mailing the original via normal delivery US Postal Service mail so that you can truly have the correct and appropriate documentation.

I have sent to you today, the hardcopy original documents which are attached to this email, by overnight US Mail. These documents should be delivered to you tomorrow, May 26, by 3:00 PM. The tracking number is ER 785589669 US.

Sincerely,

Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

----- Original Message -----

> **From:** Paul Lytle
> **To:** Christopher Smith
> **Sent:** Friday, May 14, 2004 3:43 PM
> **Subject:** RE: Stockholder Proposals
>
> Dear Mr. and Mrs. Smith,
>
> This email shall confirm the receipt of your email dated May 3, 2004 and all six attachments. I have attached our response in the attached PDF file which I will also mail to you via Federal Express. We thank you for your interest in and support of Peregrine Pharmaceuticals, Inc. and its exciting technologies.

Sincerely,

Paul Lytle
Chief Finrncial Officer
Peregrine Pharmaceuticals, Inc.
Phone 714-508-6000
Fax: 714-838-5817

-----Original Message-----
From: Christopher Smith [mailto:csphoto@comcast.net]
Sent: Monday, May 03, 2004 1:56 PM
To: Paul Lytle
Cc: Linda Sutake
Subject: Stockholder Proposals

Mr. Lytle,

Please see attached cover sheet and individual proposals which I am submitting on my behalf and that of my wife's.

Please confirm receipt of this email and 6 attachments in total (cover sheet and 5 individually numbered proposals). If you are missing the attachments or if further information or documentation is required for this submission to be considered complete, please contact me immediately with the appropriate details so that I can get the information to you.

Thanks

Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

May 26th, 2004

To: Mr. Paul J. Lytle
Chief Financial Officer and Corporate Secretary
Peregrine Pharmaceuticals, Inc.
14272 Franklin Avenue, Suite 100
Tustin, CA 92780

Dear Mr. Lytle,

In response to your letter dated May 14, 2004, regarding the shareholder proposals that my wife and I have submitted for inclusion in the proxy statement of Peregrine Pharmaceuticals, Inc., please note the following:

1. Enclosed is documentation confirming my, Christopher Smith, ownership of an appropriate number of shares for the required continuous period to qualify under Rule 14a-8. My name and qualification is assigned to the proposal that was originally submitted to you as Proposal 1. A copy of this proposal is also enclosed.

2. Enclosed is documentation confirming my wife's, Susan Smith, ownership of an appropriate number of shares for the required continuous period to qualify under Rule 14a-8. Her name and qualification is assigned to the proposal that was originally submitted to you as Proposal 2. A copy of this proposal is also enclosed.

3. Enclosed is documentation confirming my wife's and I joint ownership of an appropriate number of shares for the required continuous period to qualify under Rule 14a-8. Our joint names and qualification is assigned to the proposal that was originally submitted to you as Proposal 3. A copy of this proposal is also enclosed.

   I acknowledge your assertion that a joint account does not constitute a separate shareholder; however, I demand this proposal continue through the appropriate channels and be struck down by the commission itself, if it is to be struck down at all. I require the commission to rule based upon the following Delaware state law.

Peregrine Pharmaceuticals Inc. is incorporated in the state of Delaware and must adhere to the property laws of the state. Delaware explicitly differentiates between sole ownership and joint ownership of property, including real estate, bank and brokerage accounts, especially when a husband and wife own the joint property. Joint property owned by a husband and wife in Delaware (and Pennsylvania) is afforded unique ownership protection under the law by what is known as 'tenancy by the entireties'. Since the state of Delaware recognizes our ownership in Peregrine Pharmaceuticals as 3 distinct and unique owners, Peregrine Pharmaceuticals and the SEC must also recognize these three accounts as separate and unique shareholders, thus, a shareholder proposal submitted under our joint account must also be accepted. Feel free to dispute Delaware (and Pennsylvania) law and my assertions with the SEC.

4. Proposals originally submitted as numbers 4 and 5 are withdrawn.

As stated previously, we will comply with Rule 14a-8 in so much as continuing to hold at least the minimum amount of stock in Peregrine Pharmaceuticals in each of the 3 accounts through the date of the stockholders meeting.

Sincerely,

Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

Susan C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016

AMERITRADE

May 25, 2004

Christopher Smith
103 Cedar Street
Cornwall, PA 17016-0321

RE: Ameritrade Account 874-294382 CHRISTOPHER SMITH ROLLOVER IRA

Dear Mr. Smith:

Thank you for your recent correspondence regarding your account held with Ameritrade, Division of Ameritrade, Inc[1].

Pursuant with your request, please accept this letter as documentation that 55,675 shares of Peregrine Pharmaceuticals, Inc. (PPHM) have been continuously held in street name for the benefit of the above-captioned account, since April 1, 2003.

Thank you for your business and for the opportunity to be of service in this matter. On behalf of Ameritrade, we look forward to serving your investment needs in the future.

Sincerely,

Brendon Krick
Compliance Department
Ameritrade Holding Corporation

[1] Ameritrade, Division of Ameritrade, Inc. Member NASD/SIPC

E. Scott d'Entremont, Jr.
Financial Advisor

One Tower Bridge
100 Front Street
Suite 600
West Conshohocken, Pa 19428

toll-free 800 347 4305
tel 610 260 8600
direct 610 260 8604
fax 610 260 8631

Morgan Stanley

May 18, 2004

Susan C. Smith
103 Cedar Street
PO Box 321
Cornwall, PA 17016

Dear Susan,

Please allow this letter to serve as confirmation of your ownership of 4,950 shares of Peregrine Pharmaceuticals Inc. common stock in your Morgan Stanley IRA account # 665-172087.

You purchased the stock in your account here 3 times:

1000 shares on 7/21/00
1800 shares on 10/30/00
2150 shares on 1/03/01

You have continuously held these shares in your account since the original purchase on July 21, 2000.

If you have any questions, you may reach me at 800-347-4305 ext 8604.

Sincerely,

Scott d'Entremont
Financial Advisor

AMERITRADE

May 25, 2004

Christopher Smith
103 Cedar Street
Cornwall, PA 17016-0321

RE: Ameritrade Account 872-259791 CHRISTOPER SMITH & SUSAN SMITH JT

Dear Mr. Smith:

Thank you for your recent correspondence regarding your account held with Ameritrade, Division of Ameritrade, Inc[1].

Pursuant with your request, please accept this letter as documentation that 4,096 shares of Peregrine Pharmaceuticals, Inc. (PPHM) have been continuously held in street name for the benefit of the above-captioned account, since April 1, 2003.

Thank you for your business and for the opportunity to be of service in this matter. On behalf of Ameritrade, we look forward to serving your investment needs in the future.

Sincerely,

Brendon Krick
Compliance Department
Ameritrade Holding Corporation

[1] Ameritrade, Division of Ameritrade, Inc. Member NASD/SIPC

Street Address: 1005 North Ameritrade Place, Bellevue, NE 68005 Mailing Address: PO Box 2209, Omaha, NE 68103-2209
T (800) 669-3900 F (816) 243-3769 www.ameritrade.com

Stockholder Proposal #1

Expand Board of Directors to Include Directors Assigned By Largest Institutional Investor(s)

Introduction

This proposal will allow the institutional investors holding the largest number of shares of company stock at the time of the annual stockholders meeting to assign representation to the board of directors. The board of directors will be expanded from its current number to accommodate this new representation.

The Proposal Details

1. A number of seats on the board of directors equal to one-third of the total will be reserved for directors assigned by institutional holders of the company stock.

   1a. Directors seated in this manner will be viewed as having equal voting authority and stature to all other board members. No actions may be taken by the board of directors to minimize or limit the voting authority of stature of these directors.

   1b. The company will pay no salary to directors who are seated under this procedure. However, such directors will be entitled to equal pay and expense reimbursement for attending board meetings and performing other duties as required as a member of the board of directors.

2. An institutional investor may be awarded the opportunity to assign only one seat on the board of directors each year.

3. In order for an institutional investor to qualify for representation on the board of directors, they must be represented at the stockholder meeting. They must bring with them certification as to the number of shares which they currently hold and the name and qualifications of the individual they wish to have seated on the board of directors. Obviously, institutional investor may choose not to participate in this program.

3a. An individual whom an institutional investor desires to seat on the board of directors may not be a direct employee of the institutional investor. However, since the company will not pay this individual for sitting on the board of directors, the institutional investor may appropriately compensate the individual for accepting to serve as their representative.

4. At the stockholders meeting, each of the largest institutional investor(s) in order by size of current stock holding will be awarded one seat until the total number of seats available for institutional representation are filled.

5. Individuals who are seated on the board of directors in this manner will serve a one-year term beginning immediately after assignment during the stockholder meeting and ending at the time of the following year's stockholder's meeting.

Why Stockholder is Asking for Your Approval

It is my belief that large institutional investors have the resources, contacts and the motivation to insure that their significant investment in this company is being appropriately managed and grown. By providing an opportunity for these institutional investors to become more involved in the management of their investment, the expected result is that all stockholders will benefit. The benefit should manifest itself in increased institutional investment in the company, a more stable stock price and a board of directors that will be more accountable to the interests of all stockholders.

Stockholder Proposal #2

Modification of Procedures for the Election of Directors

Introduction

This proposal is designed to provide individual stockholders with more options in the selection and election of individuals to serve on the company's board of directors.

The Proposal Details

1. The company must nominate at least fifty percent more candidates for the board of directors than seats on the board.

   1a. Currently there are four members on the board of directors; therefore this proposal would cause the company to nominate six individuals for stockholder consideration.

   1b. The company retains the right to communicate to the shareholders which specific candidates the company desires to sit on the board of directors.

2. The company must document and make public to stockholders, by posting on the company website, requirements and procedures for stockholders (or stockholder groups) to follow for the submission of stockholder nominees for the board of directors. This must be done immediately and would be effective for the election of directors during the annual stockholders meeting to be held in 2005 and future years.

3. The proxy statement sent to stockholders for director voting must list all appropriately nominated director candidates individually, instead of as a group. The voter must denote on the proxy each individual for which they are voting to serve on the board, up to the number of seats available. The same individual selection of board members must be afforded to those individuals who will cast their ballot in person at the stockholders meeting.

Why Stockholder is Asking for Your Approval

Stockholders today are not given a 'true' option in regards to exercising their voting rights in the election of directors. In the past, the company presents only four nominees to fill the four director openings. The company recommends these four members and forces stockholders to vote for the four nominees as a group on the proxy. Currently a vote to 'withhold authority' is a meaningless vote. This proposal will provide all stockholders with a real choice and a meaningful vote whereby they can truly impact the make-up of the board of directors of the company.

Stockholder Proposal #3

New Procedure for Granting Stock Options or Warrants To Directors and Officers of the Company

Introduction

This proposal is designed to force stockholder approval of all stock options and warrants issued to members of the company's board of directors and officers of the company.

The Proposal Details

1. Revoke from all company officials, representatives and committees, including the CEO, board of directors and the compensation committee, the authority to issue stock options and/or warrants to any and all officers of the company and directors of the company.

2. The company is permitted each year to submit multiple proposals for stockholder approval to reward the officers and directors of the company with stock options and/or warrants based upon performance.

   2a. These company proposals must appear on proxy material for vote by all stockholders of record.

   2b. The board of directors must approve each of these company proposals.

   2c. Each proposal must detail the desired recipient(s) of the stock options or warrants, the quantity of the stock options or warrants and the performance of the recipient(s) over the past year that merits consideration for such a reward.

3. Approval of a proposal to issue stock options and/or warrants to an officer or director of the company requires the affirmative vote of a majority of votes cast. Broker non-votes will not be treated as votes cast for purposes of determining approval of such proposal and will not be counted as votes for or against such proposal.

Why Stockholder is Asking for Your Approval

This proposal is designed to eliminate the unjustified issuance of stock options to those individuals who have not earned such a reward. I have the utmost confidence in the stockholders of this company to reward performance that is beneficial to the stockholders of the company. It is long past time to stop the issuance of stock options to officers and directors of the company for performance which has not benefited stockholders and which stockholders have not been informed of the justification for the issuance of such rewards.

D

Peregrine Pharmaceuticals, Inc.

CHARTER OF THE NOMINATING COMMITTEE OF THE BOARD OF DIRECTORS

(ADOPTED APRIL 29, 2004)

Charter of the Nominating Committee - Peregrine Pharmaceuticals, Inc.

Purpose

The purpose of the Nominating Committee ("Committee") of the Board of Directors (the "Board") of Peregrine Pharmaceuticals, Inc., a Delaware corporation. ("Corporation") shall be to (i) make recommendations to the Board regarding the size of the Board, (ii) make recommendations to the Board regarding criteria for the selection of Director nominees, (iii) identify and recommend to the Board for selection as Director nominees individuals qualified to become members of the Board, and (iv) recommend committee assignments to the Board.

Composition

The Committee will consist of not less than two directors, each of whom will satisfy the definition of "independent" under the listing standards of The Nasdaq Stock Market. All Committee members shall also be both a "non-employee director" within the meaning of Rule 16b-3 issued by the Securities and Exchange Commission ("SEC") and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code, as amended. Members of the Committee will be elected by majority vote of the Board and elected annually to one-year terms. If a Committee Chair is not designated or present, the members may designate a Chair by majority vote. Vacancies on the Committee shall be filled by majority vote of the Board at the next meeting of the Board following the occurrence of the vacancy.

Authority

The Committee will have the resources and authority necessary to discharge its duties and responsibilities, including the authority and resources to retain a search firm to be used to identify director candidates, outside counsel and other experts or consultants, as deemed appropriate. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications by the Corporation and the Committee will take all necessary steps to preserve the privileged nature of those communications.

The Committee may request that any directors, officers or employees of the Corporation, or other persons whose advice and counsel are sought by the Committee, attend any meeting to provide such pertinent information as the Committee requests.

Functions

The Committee shall have the following specific responsibilities and such other responsibilities as from time to time may be prescribed by the Board:

1. Oversee evaluation of the Board, its committees, and the Corporation's management.

2. Develop and periodically review criteria for director nominees and a process for the nomination of directors by the Committee.

3. Identify, evaluate and recommend to the Board slates of Director nominees for election or re-election at each annual meeting of the stockholders of the Company, including those recommended by stockholders, or for nomination to election to the Board when Board vacancies arise, consistent with the developed nomination criteria, including nominees' qualifications, capability and availability to serve, conflicts of interests and other relevant factors. In connection with stockholder recommendations, the Committee shall adopt procedures for the submission of recommendations by stockholders, as it deems appropriate. Any such procedures shall be appended hereto as Exhibit A, and shall be periodically reviewed for continued compliance with applicable rules and regulations.

4. Make recommendations to the Board regarding director retirement age, tenure and removal for cause.

5. Make recommendations to the Board regarding the size and composition of the Board.

6. Review and make recommendations to the Board regarding committee assignments.

7. Retain and terminate any search firm to be used to identify director candidates and to approve the fees and retention terms of any such search firm.

8. Review and reassess the adequacy of this Charter annually, or more often as circumstances dictate, and recommend any changes to the Board.

9. Review proposed activities of directors with the Company or other entities that may diminish such director's effectiveness or be inconsistent with the criteria established by the Committee for Board membership.

10. Perform such other duties and functions consistent with this Charter and applicable law as may be deemed necessary or appropriate by the Board or this Committee.

Meetings

The Committee will hold at least two regular meetings per year and additional meetings as the Chairperson or Committee deems appropriate. A majority of the members of the Committee present in person or via teleconference or similar communications equipment shall constitute a quorum. The President and Chief Executive Officer and Secretary may attend any meeting of the Committee, except for portions of the meetings where such person's presence would be inappropriate, as determined by the Committee Chairperson.

Minutes and Reports

Minutes of each meeting of the Committee shall be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. The Chairperson of the Committee shall report to the Board from time to time, or whenever so requested by the Board.

General

The powers of the Committee shall be limited, and all activities of the Committee shall be governed, by the provisions of the Bylaws of the Corporation.

EXHIBIT A

Procedures for Stockholders Submitting Nominating Recommendations

1. Security Holders Entitled to Make Submissions. The Nominating Committee of the Company's Board of Directors will accept for consideration submissions from stockholders of recommendations for the nomination of directors. Acceptance of a recommendation for consideration does not imply that the Committee will nominate the recommended candidate.

2. Manner and Address for Submission. All stockholder nominating recommendations must be in writing, addressed to the Nominating Committee care of the Company's corporate secretary at the Company's principal headquarters, 14272 Franklin Avenue, Suite 100, Tustin, California 92780. Submissions must be made by mail, courier or personal delivery. E-mailed submissions will not be considered.

3. Information Concerning the Recommending Stockholders. A nominating recommendation must be accompanied by the following information concerning each recommending stockholder:

- The name and address, including telephone number, of the recommending stockholder;
- The number and class of the Company's shares owned by the recommending stockholder and the time period for which such shares have been held;
- If the recommending stockholder is not a stockholder of record, a statement from the record holder of the shares (usually a broker or bank) verifying the holdings of the stockholder and a statement from the recommending stockholder of the length of time that the shares have been held. (Alternatively, the stockholder may furnish a current Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed with the Securities and Exchange Commission reflecting the holdings of the stockholder, together with a statement of the length of time that the shares have been held); and
- A statement from the stockholder as to whether the stockholder has a good faith intention to continue to hold the reported shares through the date of the Company's next annual meeting of stockholders.

4. Information Concerning the Proposed Nominee. A nominating recommendation must be accompanied by the following information concerning the proposed nominee:

- the information required by Item 401 of SEC Regulation S-K (generally providing for disclosure of the name, address, any arrangements or understanding regarding nomination and five year business experience of the proposed nominee, as well as information regarding certain types of legal proceedings within the past five years involving the nominee);
- the information required by Item 403 of SEC Regulation S-K (generally providing for disclosure regarding the proposed nominee's ownership of securities of the Company); and

- the information required by Item 404 of SEC Regulation S-K (generally providing for disclosure of transactions between the Company and the proposed nominee valued in excess of $60,000 and certain other types of business relationships with the Company).

5. Relationships Between the Proposed Nominee and the Recommending Stockholder. The nominating recommendation must describe all relationships between the proposed nominee and the recommending stockholder and any agreements or understandings between the recommending stockholder and the nominee regarding the nomination.

6. Other Relationships of the Proposed Nominee. The nominating recommendation shall describe all relationships between the proposed nominee and any of the Company's competitors, customers, suppliers, labor unions or other persons with special interests regarding the Company.

7. Qualifications of the Proposed Nominee. The recommending stockholder must furnish a statement supporting its view that the proposed nominee possesses the minimum qualifications prescribed by the Nominating Committee for nominees, and briefly describing the contributions that the nominee would be expected to make to the board and to the governance of the Company.

8. Ability to Represent All Stockholders. The recommending stockholder must state whether, in the view of the stockholder, the nominee, if elected, would represent all stockholders and not serve for the purpose of advancing or favoring any particular stockholder or other constituency of the Company.

9. Consent to be interviewed by the Committee and, if nominated and elected, to serve. The nominating recommendation must be accompanied by the consent of the proposed nominee to be interviewed by the Committee, if the Committee chooses to do so in its discretion (and the recommending stockholder must furnish the proposed nominee's contact information for this purpose), and, if nominated and elected, to serve as a director of the Company.

10. Timing for Submissions Regarding Nominees for Election at Annual Meetings. A stockholder (or group of stockholders) wishing to submit a nominating recommendation for an annual meeting of stockholders must ensure that it is received by the Company, as provided above, not later than 120 calendar days prior to the first anniversary of the date of the proxy statement for the prior annual meeting of stockholders. In the event that the date of the annual meeting of stockholders for the current year is more than 30 days following the first anniversary date of the annual meeting of stockholders for the prior year, the submission of a recommendation will be considered timely if it is submitted a reasonable time in advance of the mailing of the Company's proxy statement for the annual meeting of stockholders for the current year.

11. Stockholder Groups. If a recommendation is submitted by a group of two or more stockholders, the information regarding recommending stockholders must be submitted with respect to each stockholder in the group.

E

[FORM OF PROXY CARD]

PEREGRINE PHARMACEUTICALS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
2003 ANNUAL MEETING OF STOCKHOLDERS,
TO BE HELD OCTOBER 14, 2003

The undersigned hereby appoints Steven W. King and Paul J. Lytle, and each of them, individually, the attorney, agent and proxy of the undersigned, each with the power to appoint his substitute, to represent and vote, as designated below, all shares of Common Stock of PEREGRINE PHARMACEUTICALS, INC. held of record by the undersigned on August 26, 2003, at the Annual Meeting of Stockholders to be held at Marriott Hotel, 18000 Von Karman Avenue, Irvine, California 92612 on October 14, 2003, at 10:00 A.M., Pacific Time, and at any and all adjournments thereof.

1. ELECTION OF DIRECTORS:

Nominees: Carlton M. Johnson
Steven W. King
Eric S. Swartz
Clive R. Taylor, M.D., Ph.D.

[ ] FOR [ ] WITHHOLD AUTHORITY

____

Instruction: to withhold authority to vote for any individual nominee, write that nominee's name in the space provided above.

2. TO APPROVE ERNST & YOUNG LLP AS AUDITORS OF THE COMPANY FOR FISCAL YEAR ENDING APRIL 30, 2004.

[ ] FOR [ ] AGAINST [ ] ABSTAIN

3. TO APPROVE AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK BY 25,000,000.

[ ] FOR [ ] AGAINST [ ] ABSTAIN

4. TO APPROVE THE ADOPTION OF THE 2003 STOCK INCENTIVE PLAN.

[ ] FOR [ ] AGAINST [ ] ABSTAIN

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN FAVOR OF EACH PROPOSAL.

Signature: ______________________ Date: ______________________

Signature
(if jointly held): ______________________ Date: ______________________

(PLEASE SIGN EXACTLY AS YOUR NAME APPEARS. IF ACTING AS ATTORNEY, EXECUTOR, TRUSTEE, OR IN REPRESENTATIVE CAPACITY, SIGN NAME AND TITLE.)

PLEASE MARK, SIGN, AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

</TEXT>
</DOCUMENT>

RECEIVED

2004 JUN 22 PM 4:00

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 18, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholders Response to Stockholder Proposal Exclusion Document Submitted in Behalf of Peregrine Pharmaceuticals by the Law Offices of Snell & Wilmer, Dated June 17, 2004

Dear Ladies and Gentlemen:

I would like to respond to the document of Exclusion submitted by Peregrine Pharmaceuticals on my wife's behalf and mine. I will attempt to make my points for your consideration as brief and concise as possible. Please understand that we are not lawyers and only wish to ensure that our legal rights under this process are not just routinely dismissed as the company is attempting to do.

1. ***Company's Contention That All Proposals Be Omitted As A Violation of The Commison's "One Proposal" Rule***

Currently my wife and I currently hold approximately 135,000 shares of Peregrine Pharmaceuticals' stock worth approximately $183,532 as of close to trading today. My wife owns over 4900 shares in her name. I own over 55,000 shares in my name. Jointly we own over 75,000 shares. We are attempting to submit three stockholder proposals. The company contends that we are in violation of the "One Proposal" rule. We fully understand the commissions Rule 14a-8(c); however, we choose to challenge the company's interpretation of the rule and possibly the commission's as well.

a. First, since the only way to challenge the rule is for us to submit 3 proposals and force the SEC to consider our argument.
b. We believe that stock is property. We believe that any 'entity' defined by law such that the governmental legal system recognizes the 'entity' as being unique, with laws that define the unique characteristics and unique rules for treatment of property owned by such 'entities', should be afforded unique shareholder standing and be allowed, if such an entity meets the stock ownership requirements as defined by rule 14a-8, to submit a shareholder proposal.
c. We believe that the state laws of Delaware (state of incorporation) and Pennsylvania (state of our residence) which specifically define a unique type of joint ownership limited to husbands and wives as "tenancy by the entireties" to define a unique ownership entity. Thus we believe our joint account to define a unique shareholder.
d. We believe this argument to be a unique challenge to Rule 14a-8(c) and as such, if we do not prevail in our challenge, we do not believe our rights to submit stockholder proposals under our individual names and qualifications to be impacted.
e. When notified by the company that we were in procedural non-compliance with Rule 14a-8(c), we did correct our proposal submissions in accordance to the rules, while specifically noting our challenge to the Rule on the grounds that the current interpretation conflicts with "tenancy by the entireties" laws.
f. Joint accounts do not have to specifically note "tenancy by the entireties" to fall under such laws. We believe our joint account is afforded "tenancy by the entireties" standing in both Pennsylvania and Delaware.
g. According to Rule 14a-8, the company has the burden of demonstrating that it is entitled to exclude a proposal. The company, in our opinion, has not proven that "tenancy by the entireties" laws do not define a unique ownership entity. They have not proven under applicable state laws that our joint account does not deserve such unique shareholder standing. Therefore, the company can not exclude any proposals submitted under the "One Proposal" provision.

2. ***Company's Contention That The Proposal Denoted as Proposal 1 Can Be Omitted***

The intent of the proposal is to expand the Board of Directors of Peregrine Pharmaceuticals by 50% of its current size. The new seats are to be filled by directors named by the largest institutional investors of Peregrine Pharmaceuticals.

a. First and foremost, it is impossible to properly detail such a proposal and keep it to no more than 500 words. It is my belief that the word limit provision of Rule 14a-8 should be suspended for this proposal so that it may be properly defined and framed. Had I properly defined this proposal, the company would have argued to omit the proposal because of too many words. The original draft of the proposal was over 1000 words.
b. Various details that the company argues are not defined in this proposal were removed due to the word limit.
c. The company is claiming that Directors are 'elected' and that this proposal would violate such rules/laws:
   i. Stockholders would VOTE to expand the Board and thus voting on how the seats would be filled.
   ii. A provision of the proposal that noted that this 'expansion' of the Board and terms of filling the seats would need to be voted on and approved every year by the shareholders had to be removed due to word limitations.
   iii. The company contends that they currently hold an election of Directors. Holding an election and voting usually means that voters have a choice. If you look at Attachment E in the company's document you will see the proxy statement. You can vote FOR or you can 'Withhold Authority'. The company's own proxy materials from last year state, "...proxies voted to "Withhold Authority" and broker non-votes will have no practical effect." Are you sure this is the United States of America? How is it an election when you're told that only votes FOR the company named directors will be counted? I contend that my proposal will be more of an election than shareholders are currently afforded.
d. I have no idea why the company believes a new class of stock would need to be created. I guess when you don't have a valid argument, you try to baffle them with BS. The proposal does not make any statements about classes of stock.
e. The company's lawyer makes this statement "Mr. Smith proposes to permit institutional investors to elect one-third of the board". That is not correct. Mr. Smith (me) actually proposes to let all shareholders vote to EXPAND the size of the Board of Directors by 50% reserving one-third of the total seats for Directors assigned by the largest institutional investors. The company's lawyer ignored the first word of the proposal – EXPAND! If there are currently 4 board members and you are going to EXPAND the board so that 1/3 of the director seats would be added under this proposal, that would mean 2 new board seats.
f. Company officers/board members have in the past publicly stated that they were going to 'upgrade' the Board of Directors. The company has failed to live up to these statements. This proposal is an attempt to improve the quality of the members on the Board of Directors.
g. The Company is in violation of Delaware General Corporation Law which states that 'Directors are *elected..*' since an election with no choices is not an election. See c(iii) above.

h. I would be happy to redraft the proposal to Expand the Board of Directors as proposed, with the seats to be filled only by nominees submitted the largest institutional investors, with the nominees being submitted to the Company and the nominees to be elected in the same manner as the current Directors, if that is a 'more appropriate'.

3. ***Company's Contention That The Proposal Denoted as Proposal 2 Can Be Omitted***

The intent of the proposal is to hold a TRUE election to the Company's Board of Directors. Shareholders have NO ability to remove or replace a director proposed by the Company since they nominate a number of candidates equal to the number of seats on the Board. Delaware State law demands an ELECTION.

SHAREHOLDERS DESERVE A CHOICE. The proposal only asks that the Company nominate more candidates than seats on the Board so that Shareholders have a choice – and that a real election is held.

The Company's representative even has the nerve to suggest that this proposal should be omitted because the company has implemented 'two-thirds of the proposal'. Mrs. Smith submitted the proposal on May 3, 2004. The company only adopted their CHARTER OF THE NOMINATING COMMITTEE OF THE BOARD OF DIRECTORS on APRIL 29, 2004. This information was not made public until sometime later. It is absolutely INAPPROPRIATE that Mrs. Smith's proposal should be omitted in its entirety because of replication unknown to Mrs. Smith at the time the proposal was drafted and submitted. Certainly this proposal has merit if the company has chosen to implement some of it, or so they claim. Mrs. Smith should be able to modify the proposal removing parts that the company actually has implemented.

4. ***Company's Contention That The Proposal Denoted as Proposal 3 Can Be Omitted***

The purpose of this proposal is to force to Company to justify to Stockholders why stock options are being granted to Directors and Officers of the Company and allow the Stockholders to approve the granting of these options or not.

The Company believes that granting stock options to Directors or Officers of the Company is ordinary business operations. On October 21, 2003, the Company granted 300,000 to 350,000 share options to Directors and Officers of the Company. The Company has never disclosed to the Stockholders the reason these stock options were granted. The Company believes this to be 'ordinary business'. We do not hold that belief. We believe this is abuse of power, fraud and shameful disregard of these individuals fiduciary duty to the stockholders.

The Company states that stockholders would not be able to make an informed decision as to the merits of such compensation being granted. We believe the Company should inform the stockholders and make a case for these excessive options grants. We believe the Company is in non-compliance with full-disclosure provisions for not informing stockholders as to why these options were granted. The Company has discontinued quarterly conference calls over a year ago, in part we believe, so that the management team can hide from the stockholders and not address these abuses in public.

The SEC, federal regulators, congress and stockholders around the country are tired of continued abuses of Corporate Executives. This Company's executives are no better than those whose abuses are well documented in the headlines. The stockholders who actually own stock in the company should be informed as to why such compensation is to be granted and allowed to vote whether or not such compensation is deserved.

Thank you for your consideration on the matters before you.

Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5031

Susan C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peregrine Pharmaceuticals
Incoming letter dated June 17, 2004

The proposals relate to expanding the board of directors to include directors assigned by the largest institutional investors, modification of the procedures for the election of directors, and new procedures for granting stock options and warrants to directors and officers of the company.

There appears to be some basis for your view that Peregrine Pharmaceuticals may exclude the proposals under rule 14a-8(c), which provides that a proponent may submit no more than one proposal. In this regard, the Commission has indicated that the limitation on the number of proposals applies "collectively to all persons having an interest in the same securities (e.g., the record holder and the beneficial owner, and joint tenants)." Securities Exchange Act Release No. 12999 (November 12, 1976). Under these circumstances, it is our view that the proponents have exceeded the one proposal limitation. Accordingly, we will not recommend enforcement action to the Commission if Peregrine Pharmaceuticals excludes the proposals from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Peregrine Pharmaceutical relies.

Sincerely,

Grace K. Lee
Special Counsel